## Sun Life Announces Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R and Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR

**TORONTO, ON – (May 20, 2020) –**Sun Life today announced that it does not intend to exercise its right to redeem its currently outstanding Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") nor its currently outstanding Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares") on June 30, 2020. As a result, subject to certain conditions, the holders of Series 8R Shares have the right to convert all or part of their Series 8R Shares on a one-for-one basis into Series 9QR Shares, and the holders of Series 9QR Shares have the right to convert all or a part of their Series 9QR Shares on a one-for-one basis into Series 8R Shares, in each case on June 30, 2020. Holders of Series 8R Shares who do not exercise their right to convert their Series 8R Shares into Series 9QR Shares on such date will retain their Series 8R Shares, and holders of Series 9QR Shares who do not exercise their right to convert their Series 9QR Shares into Series 8R Shares on such date will retain their Series 9QR Shares.

The foregoing conversions are subject to the conditions that: (i) if Sun Life determines that there would be less than one million Series 8R Shares outstanding after June 30, 2020, then all remaining Series 8R Shares will automatically be converted into Series 9QR Shares on a one-for-one basis on June 30, 2020, and (ii) alternatively, if Sun Life determines that there would be less than one million Series 9QR Shares outstanding after June 30, 2020, then all remaining Series 9QR Shares will automatically be converted into Series 8R Shares on a one-for-one basis on June 30, 2020. In either case, Sun Life will give a written notice to that effect to any registered holder affected by the preceding minimums on or before Monday, June 22, 2020.

The dividend rate applicable to the Series 8R Shares for the five-year period commencing on June 30, 2020 and ending on June 29, 2025, and the dividend rate applicable to the Series 9QR Shares for the three-month period commencing on June 30, 2020 and ending on September 29, 2020, will be determined on Monday, June 1, 2020 and will be announced in a news release on Monday, June 1, 2020.

Beneficial owners of Series 8R Shares and Series 9QR Shares who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to ensure that they meet the deadline to exercise such right, which is 5:00 p.m. (ET) on Monday, June 15, 2020.

Subject to regulatory approval, Sun Life may redeem all or any part of the outstanding Series 8R Shares, at Sun Life's option, by the payment of an amount in cash for each share so redeemed of $25.00, together with all declared and unpaid dividends to the date fixed for redemption, on June 30, 2025 and on the 30th of June in every fifth year thereafter. Subject to regulatory approval, Sun Life may redeem all or any part of the then outstanding Series 9QR Shares, at Sun Life's option, by the payment of an amount in cash for each share so redeemed of (i) $25.00, together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on June 30, 2025 and on June 30 every five years thereafter, or (ii) $25.50, together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date.

The Series 8R Shares and the Series 9QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

**About Sun Life**
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2020, Sun Life had total assets under management of $1,023 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

**Note to editors: All figures in Canadian dollars**

-30-

| | |
|---|---|
| Media Relations Contact: | Investor Relations Contact: |
| Irene Poon | Leigh Chalmers |
| Manager | Senior Vice-President, Head of Investor |
| Corporate Communications | Relations & Capital Management |
| T. 416-988-0542 | T. 647-256-8201 |
| irene.poon@sunlife.com | investor.relations@sunlife.com |